Exhibit 99.2

NICE AI and Robotics Technology Reduces Complexities for Key UK Government
Agency

The UK government authority selected NICE Advanced Process Automation for its proven capabilities, accuracy and scalability

Hoboken, N.J., November 2, 2021 – NICE (Nasdaq: NICE) today announced that a key government agency in the United Kingdom chose NICE Advanced Process Automation technologies as part of its strategy to improve organizational efficiency and accuracy. In one of the most complex automation projects for which NICE advanced artificial intelligence (AI) and robotics technology has ever been used, the agency is collecting and coordinating data from 19 different systems across the organization as part of its digital transformation strategy. In addition, the integration of NICE advanced AI and robotic automation makes it possible for the agency to annually streamline tens of millions of transactions, process more than 28 million pages of hand-written forms, and provide thousands of advisors with real-time guidance for interactions with the public.

Given the scope and scale of the authority’s activities, a growing population, periodically changing legislation and the need for resiliency in the face of crises, this department required an agile, highly scalable and flexible solution. The unique NICE combination of advanced AI and unattended automation was determined to be the best option for eliminating cumbersome, time-consuming tasks, boosting productivity and improving operations. Moreover, NICE’s technology is especially well-suited to the public sector where resiliency has become a non-negotiable.

Hundreds of NICE robots automate and support a wide array of processes across the agency, including administrative tasks, data gathering, communication with customers and regulatory compliance. For example, NICE technology is helping the authority process self-service applications for payment arrangements, update changes in circumstances in multiple systems, correct errors, coordinate diverse sources of data, and more. In addition, the NICE employee virtual attendant (NEVA) provides employees contextually relevant guidance during live interactions and assists with huge seasonal surges in frontline contacts. It can also quickly combine disparate systems and adjust processes on the fly to address rapidly changing needs.

In order to automate the processing of millions of pages of hand-written forms, the government agency implemented an integration of NICE automation solutions and the Hyperscience Platform, which delivers industry-leading intelligent document processing capabilities. The authority selected the Hyperscience-NICE joint solution after a “bake-off” pilot against major global competitors, during which it was found to be the most accurate and versatile. Across multiple types of forms with over 400 fields, the combined technologies demonstrated 99.4 percent reading accuracy -- which is above the 95 percent human accuracy level -- and 100 percent automation of data extraction and export.

“We are pleased to meet this important government agency’s need for a robust, innovative robotic process automation solution that saves time, improves productivity and provides greater flexibility,” said John O’Hara, President, NICE EMEA. “Leveraging our technology with the power of Hyperscience, this agency has seen a significant return on investment through efficiencies that free up resources, reduce complexities and streamline the organization’s multiple self-service options.”

NICE Advanced Process Automation solutions are increasingly becoming the technology of choice for public sector organizations embarking on a digital transformation journey as they mechanize their operations and uncomplicate repetitive tasks. For example, NEVA provides real-time, dynamic support, such as retrieving information the frontline agent needs, when they need it, and then assisting with any routine follow-up actions. Similarly, it can ensure that change of circumstances information received through multiple channels is automatically proliferated across relevant documentation. In addition to streamlining these processes, NICE automation solutions free employees to focus on the personal touch that is critical to ensure exceptional customer experiences.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O’Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.